UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.3)

Under the Securities Exchange Act of 1934

Burcon NutraScience Corporation
(Name of Issuer)

Common Share without par value
(Title of Class of Securities)

120831 10 2
(CUSIP Number)

Dr. Chan Kwok Keung, Charles
30th Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
+852 2831 8118

with copy to:
Kenneth K. Kwok, Esq.
Dorsey & Whitney
Suite 3008, One Pacific Place
88 Queensway

Hong Kong
(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 24, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 120831 10 2
1.	Names of Reporting Persons. Chan Kwok Keung, Charles
I.R.S. Identification Nos. of above persons (entities only).
Not Applicable
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ......................................................................................................................................
(b) ......................................................................................................................................
	3.	SEC Use Only ...........................................................................................................................
	4.	Source of Funds (See Instructions) PF, OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................
	6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,175,003 common shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,175,003 common shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,175,003 common shares.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of Class Represented by Amount in Row (11) 22.4%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No.3 to the Schedule 13D amends and restates the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 4, 2015 and amended by Amendment No. 1 and Amendment No. 2 thereto filed with the SEC on September 8, 2015 and May 16, 2016, respectively, by the Reporting Person (as defined below).

Item 1.	Security and Issuer.

This Schedule 13D relates to the common shares without par value (the “Shares”) of Burcon NutraScience Corporation (the “Issuer”) with its principal executive offices at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2 Canada.

Item 2.	Identity and Background

The information set forth in Items 4 and 6 below is incorporated in this Item 2.

The business address of Dr. Chan Kwok Keung, Charles (“Dr. Chan” or the “Reporting Person”), a citizen of the United Kingdom, is 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong. Dr. Chan is the: (i) Chairman of ITC Corporation Limited (“ITC”), and (ii) Chairman and a non-executive director of Television Broadcasts Limited. Dr. Chan is the sole director of Galaxyway Investments Limited (“Galaxyway”) and Chinaview International Limited (“Chinaview”).

During the past five years, Dr. Chan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the purchase of 229,962,089 ITC Shares (as defined in Item 4 below) was from personal funds of Dr. Chan.

The source of funds for the acquisition of the convertible unsecured promissory note (“Note”) by Large Scale Investments Limited (“Large Scale”), a wholly-owned subsidiary of ITC, under the Convertible Note Purchase Agreement (as defined below) was from the working capital of ITC.

The source of funds for the performance by ITC (if required) of its obligations under the 2016 Standby Commitment Agreement (as defined in Item 4 below) will be from the working capital of ITC.

Item 4.	Purpose of Transaction

The ITC Share Acquisition

On April 23, 2015, via Success Securities Limited, Dr. Chan acquired a total of 229,962,089 shares of ITC (the issued shares of ITC are hereinafter referred to as “ITC Shares”) for an aggregate consideration of HK$167,872,325 at HK$0.73 per ITC Share (the “ITC Share Acquisition”).

Upon completion of the ITC Share Acquisition, the aggregate direct and indirect shareholding in ITC held by Dr. Chan increased from approximately 38.2% to approximately 54.2% of the total issued share capital of ITC.

Dr. Chan intends that ITC will continue to operate its existing business, namely, an investment holding company that directly and indirectly holds strategic investments in a number of listed companies. The principal activities of ITC comprise investment holding, the provision of finance, property investment and treasury investment.

The Rights Offering by the Issuer

On March 23, 2015, the Issuer announced that it would issue to the holders of the outstanding Shares of the Issuer as at the close of business (Toronto Time) on April 2, 2015 (the “Record Date”) an aggregate of 34,144,969 transferable rights (the “Rights”) to subscribe for 1,552,044 Shares in the capital of the Issuer (the “Rights Offering”).

Each registered holder of Shares as of the Record Date received one right for each Share held as of the Record Date. Every 22 Rights entitled the holder thereof to purchase one Share (the “Basic Subscription Privilege”) at a price of CAD 2.26 per Share. ITC’s wholly-owned subsidiaries, Large Scale and Great Intelligence Limited (“Great Intelligence”), exercised their Basic Subscription Privileges and applied for their respective pro rata amounts of 231,358 Shares and 86,470 Shares. In addition, Large Scale and Great Intelligence made additional subscriptions under the Rights Offering for 564,892 Shares and 211,130 Shares, respectively.

The Rights Offering was completed on April 30, 2015 in connection with which Large Scale and Great Intelligence received 265,667 Shares and 99,293 Shares, respectively.

In connection with the Rights Offering, ITC, E-Concept Ltd. (“E-Concept”) and I-Global Ltd. (“I-Global”) entered into a standby commitment agreement (the “Standby Commitment Agreement”) with the Issuer on March 23, 2015. Pursuant to the Standby Commitment Agreement, ITC, E-Concept and I-Global agreed to purchase from the Issuer such number of Shares that were available for purchase, but not otherwise subscribed for, that would result in 1,552,044 Shares being issued under the Rights Offering (the “Standby Commitment”). The Standby Commitment of each of ITC, E-Concept and I-Global was subject to a maximum of 793,715, 416,879 and 341,450 Shares, respectively. ITC, E-Concept and I-Global were therefore obligated to purchase up to a maximum of 1,552,044 Shares in the aggregate, being the maximum number of Shares that could be issued pursuant to the Rights Offering. The Standby Commitment lapsed upon completion of the Rights Offering on April 30, 2015.

As compensation for the Standby Commitment, each of ITC (or its nominee), E-Concept and I-Global received non-transferrable Share purchase warrants (the “Standby Warrants”) entitling ITC (or its nominee) to acquire up to 198,429 Shares, E-Concept to acquire up to 104,220 Shares and I-Global to acquire up to 85,362 Shares. The exercise price of the Standby Warrants is CAD 2.26 per Share. The Standby Warrants must be exercised on or before April 30, 2017. Large Scale, as a wholly-owned subsidiary of ITC, is named as the holder of the aforesaid 198,429 Standby Warrants.

The exercisability of the Standby Warrants was conditional upon the receipt of the approval of the Issuer’s shareholders, which was obtained on September 3, 2015. Accordingly, Large Scale is entitled to exercise the aforesaid 198,429 Standby Warrants at any time through April 30, 2017.

Convertible Note Purchase Agreement

On April 7, 2016, Large Scale entered into a convertible note purchase agreement with the Issuer (“Convertible Note Purchase Agreement”). Pursuant to the Convertible Note Purchase Agreement, Large Scale purchased the Note from the Issuer for CAD 2,000,000. Under the terms of the Note, interest accrues on the principal amount of CAD 2,000,000 (the “Principal Amount”) at a rate of 8% per annum, calculated daily, compounded monthly, and is payable on the earlier of (i) three years from the issue of the Note; and (ii) the occurrence of an event of default (the “Maturity Date”). Any interest that is due and payable by the Issuer under the Note may, subject to Large Scale’s consent, be satisfied by the issue by the Issuer to Large Scale of that number of common shares of the Issuer equal to the interest due and payable divided by the market price (the volume weighted average trading price of the common shares, calculated by dividing the total value by the total volume, of the common shares of the Issuer traded on the Toronto Stock Exchange (“TSX”) for the 5 trading days immediately preceding the relevant date) on the day such interest is due and payable, subject to TSX approval. Large Scale may, at its option at any time during the period commencing on or after July 1, 2016 and up to and including the Maturity Date, convert the whole or part of the Principal Amount into common shares of the Issuer at the conversion price of CAD4.01 per common share of the Issuer (subject to adjustments).The Convertible Note Purchase Agreement was completed and the Note was issued on May 12, 2016.

The Rights Offering by the Issuer in 2016

On October 24, 2016, the Issuer announced that it would issue to the holders of the outstanding Shares of the Issuer as at 5:00p.m. (Toronto Time) on November 3, 2016 (the “2016 Record Date”) an aggregate of 35,832,750 transferable rights (the “2016 Rights”) to subscribe for 1,990,708 Shares in the capital of the Issuer (the “2016 Rights Offering”).

Each registered holder of Shares as of the 2016 Record Date received one right for each Share held as of the 2016 Record Date. Every eighteen (18) 2016 Rights entitled the holder thereof to purchase one Share (the “2016 Basic Subscription Privilege”) at a price of CAD 2.58 per Share.

In connection with the 2016 Rights Offering, ITC and Dr. Allan Yap, Director, Chairman and Chief Executive Officer of the Issuer (“Dr. Yap”), entered into a standby commitment agreement (the “2016 Standby Commitment Agreement”) with the Issuer on October 24, 2016. Pursuant to the 2016 Standby Commitment Agreement, ITC and Dr. Yap agreed to purchase from the Issuer 51% and 49%, respectively, of such number of Shares that are available for purchase, but not otherwise subscribed for, that would result in 1,990,708 Shares being issued under the 2016 Rights Offering (the “2016 Standby Commitment”). The purchase commitments of each of ITC and Dr. Yap under the 2016 Standby Commitment Agreement are subject to a maximum of 1,015,261 and 975,447 Shares, respectively. ITC and Dr. Yap are therefore obligated to purchase up to a maximum of 1,990,708 Shares in the aggregate, being the maximum number of Shares that could be issued pursuant to the 2016 Rights Offering. If all of the Shares available for purchase under the 2016 Rights Offering are subscribed for by the holders of the 2016 Rights, then ITC and Dr. Yap will not be obligated to purchase any Shares under the 2016 Standby Commitment Agreement. The 2016 Rights Offering expires on November 30, 2016, by which time ITC will be notified as to whether it is required to perform any part of its 2016 Standby Commitment to acquire Shares.

As compensation for the Standby Commitment, each of ITC and Dr. Yap (or their respective nominees) will receive non-transferrable Share purchase warrants (the “2016 Standby Warrants”) entitling ITC (or its nominee) to acquire up to 253,815 Shares and Dr. Yap (or his nominee) to acquire up to 243,862 Shares. The exercise price of the 2016 Standby Warrants is CAD 2.58 per Share. The 2016 Standby Warrants must be exercised within 2 years after the date on which the 2016 Standby Commitment is to be fulfilled, being no later than November 30, 2016. The exercisability of the 2016 Standby Warrants will be conditional upon the receipt of the approval of the Issuer’s shareholders, a meeting of whom is expected to be held in September 2017.

Except as described in Item 4 herein, the Reporting Person does not have any plan or have under consideration any proposal which relates to, or would result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D, inclusive.

Item 5.	Interest in Securities of the Issuer

The information set out in Item 2 and Item 4 above are incorporated in this Item 5.

(a) – (b)

The securities of the Issuer to which this Schedule 13D (Amendment No.3) relates are owned by Large Scale and Great Intelligence. Large Scale and Great Intelligence are wholly-owned by ITC. The Reporting Person does not directly hold any Shares of the Issuer.

The original Schedule 13D and Amendments No.1 and No.2 thereto were filed on May 4, 2015, September 8, 2015 and May 16, 2016, respectively. This Amendment No.3 is now amending and restating the Schedule 13D because of the entry into the 2016 Standby Commitment Agreement by ITC.

On March 14, 2016, Large Scale exercised 120,629 warrants at CAD 2.78 per share of the Issuer with each warrant entitling Large Scale to acquire 1 Share of the Issuer for a total consideration of CAD 335,348.62. As such, Large Scale received 120,629 shares of the Issuer.

Large Scale owns (i) 5,476,176 Shares of the Issuer; and (ii) 198,429 warrants of the Issuer with each such warrant entitling Large Scale to acquire 1 Share at CAD 2.26 (subject to adjustments) exercisable on or before April 30, 2017; and (iii) the Note, which is convertible during the period commencing on or after July 1, 2016 and up to and including the Maturity Date into approximately 498,753 Shares of the Issuer, in total representing approximately 16.9% of the issued and outstanding Shares of the Issuer (assuming the issuance of 198,429 Shares upon full exercise of the aforesaid warrants (“LS Warrant Shares”) and the issuance of 498,753 Shares upon the full conversion of the aforesaid Note (“LS Note Shares”)).  The aforesaid 5,476,176 Shares, 198,429 LS Warrant Shares and 498,753 LS Note Shares owned by Large Scale are hereinafter collectively referred as “LS Shares”.

Great Intelligence owns 2,001,645 Shares (“GI Shares”), representing approximately 5.6% of the issued and outstanding Shares of the Issuer.

ITC, a Bermuda company whose shares are listed on The Stock Exchange of Hong Kong Limited, owns 100% of the issued shares of Large Scale and Great Intelligence and may, pursuant to Rule 13d-3, be deemed to control the voting and disposition of the LS Shares and GI Shares.

Large Scale, Great Intelligence and ITC filed a Schedule 13G dated January 10, 2012, as amended on January 17, 2013, January 27, 2015 and January 26, 2016, with respect to the Shares of the Issuer.

The securities reported on this Schedule as beneficially owned by Dr. Chan are held by Large Scale and Great Intelligence.  For the reasons set out in (i) to (iv) below, Dr. Chan may be deemed pursuant to Rule 13d-3 under the Exchange Act, to beneficially own and to share voting and dispositive power in respect of the above-mentioned 6,173,358 LS Shares held by Large Scale and the above-mentioned 2,001,645 GI Shares held by Great Intelligence :-

(i)	ITC owns all of the voting interest in Large Scale and Great Intelligence;
(ii)	Galaxyway owns 15.5% voting interest of ITC;
(iii)	Chinaview owns all of the voting interest in Galaxyway; and
(iv)	Dr. Chan owns all the voting interest in Chinaview and 45.2% voting interest of ITC.

The filing of this statement should not be construed as an admission that Dr. Chan is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of the Shares covered by this statement. The Reporting Person expressly disclaims any beneficial ownership of the Shares that are owned by Large Scale and Great Intelligence.

The calculation of percentage beneficial ownership set out above was derived from the Issuer’s most recent interim report for the three months ended June 30, 2016 filed with the Commission on August 15, 2016, in which the Issuer reported 35,832,750 outstanding Shares as of June 30, 2016.

In addition, for the purposes of calculating the percentage of beneficial ownership by Dr. Chan of the Issuer’s Shares only, the issued and outstanding Shares of the Issuer are deemed to include the 198,429 LS Warrant Shares and the 498,753 LS Note Shares.

Galaxyway Investments Limited

The principal business of Galaxyway, a British Virgin Islands company, is investment holding. The principal executive and business offices of Galaxyway are located at 30th Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.

During the past five years, to the best knowledge of the Reporting Person, neither Galaxyway nor any of its executive officers and directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Chinaview International Limited

The principal business of Chinaview, a British Virgin Islands company, is investment holding. The principal executive and business offices of Chinaview are located at Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

During the past five years, to the best knowledge of the Reporting Person, neither Chinaview nor any of its executive officers and directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(c)       Except for the transactions described herein (including in Item 4 above), the Reporting Person has not effected any transaction in Shares during the past 60 days.

(d)       None.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Except for the arrangements described in Item 4 above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

The documents which have been filed as Exhibits are listed in the Exhibit index herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, Dr. Chan Kwok Keung, Charles certifies that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2016	(signed) Dr. Chan Kwok Keung, Charles
Name: Dr. Chan Kwok Keung, Charles

EXHIBIT INDEX

Exhibit No.	Description

1.	Standby Commitment Agreement made between ITC Corporation Limited, E-concept Ltd., I-Global Ltd. and the Issuer dated March 23, 2015.

2.	Warrant Certificate No.W1-2015 issued by the Issuer to Large Scale Investments Limited dated April 30, 2015.

3.	Convertible Note Purchase Agreement made between Large Scale Investments Limited and the Issuer dated April 7, 2016.

4.	Convertible Note issued by the Issuer to Large Scale Investments Limited dated May 12, 2016.

5.	Standby Commitment Agreement made between ITC Corporation Limited, Dr. Allan Yap and the Issuer dated October 24, 2016.